AA
3/5

S 09058702 MMISSION

Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection
and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S.E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE	ARKANSAS	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L THRASHER 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & CO., PLC, CPAs
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET	ROGERS	ARKANSAS	72757
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID L THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASHER & COMPANY, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE HERMAN NOTARY ★ PUBLIC #12366768 EXPIRES 7-9-2018 BENTON COUNTY AR

Signature

Pres.

Title

2/25/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

THRASHER & COMPANY, INC.
DECEMBER 31, 2008 AND 2007
CONTENTS

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Company, Inc.** (an S Corporation) as of December 31, 2008 and 2007, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Company, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Co, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 23, 2009

THRASHER & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 71,686	$ 66,988
Investments available for sale	25,715	33,492
Accounts receivable - commissions	11,604	38,263
Total Current Assets	109,005	138,743
PROPERTY AND EQUIPMENT, NET	6,758	15,808
	$ 115,763	$ 154,551
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ 4,226	$ 3,199
Accounts payable	2,706	1,278
Other current liabilities	794	794
Total Current Liabilities	7,726	5,271
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	51,449	83,951
Accumulated other comprehensive income	(7,826)	915
	108,037	149,280
	$ 115,763	$ 154,551

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Commissions	$ 465,594	$ 547,398
Miscellaneous income	-	35,000
	465,594	582,398
OPERATING EXPENSES		
Accounting and legal	8,276	7,947
Advertising	5,912	5,267
Auto expense	29,065	29,491
Contributions	24,155	29,035
Depreciation	11,038	10,462
Dues and subscriptions	3,683	1,875
Insurance	12,209	9,433
Meeting and education	821	200
Miscellaneous	4,676	2,080
Occupancy expense	18,600	22,600
Office expense	8,289	9,294
Payroll taxes	15,068	12,237
Postage	5,405	1,845
Repairs and maintenance	11,758	10,789
Salaries and related benefits	183,024	156,032
Telephone	7,802	7,425
Travel and entertainment	5,572	6,272
Utilities	4,742	6,172
	360,095	328,456
INCOME FROM OPERATIONS	105,499	253,942
OTHER INCOME (EXPENSE)		
Dividends	1,012	1,012
NET INCOME	106,511	254,954
Other comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains arising during the period	(8,741)	261
COMPREHENSIVE INCOME	$ 97,770	$ 255,215

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2006	$ 57,514	$ 6,900	$ 63,566	$ 654	$ 128,634
Dividends paid	-	-	(234,569)	-	(234,569)
Net income	-	-	254,954	-	254,954
Unrealized holding gain	-	-	-	261	261
BALANCE, DECEMBER 31, 2007	57,514	6,900	83,951	915	149,280
Dividends paid	-	-	(139,013)	-	(139,013)
Net income	-	-	106,511	-	106,511
Unrealized holding gain	-	-	-	(8,741)	(8,741)
BALANCE, DECEMBER 31, 2008	$ 57,514	$ 6,900	$ 51,449	$ (7,826)	$ 108,037

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 106,511	$ 254,954
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	11,038	10,462
Change in:		
Accounts receivable - commissions	26,659	(34,591)
Payroll taxes payable	1,027	(2,855)
Accounts payable	1,428	(3,108)
Total Adjustments	40,152	(30,092)
Net Cash From Operating Activities	146,663	224,862
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(1,988)	(1,600)
Net change in special reserve account	-	500
Purchase of available for sale securities	(964)	(1,012)
Net Cash (Used For) Investing Activities	(2,952)	(2,112)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(139,013)	(234,569)
Net Cash (Used For) Financing Activities	(139,013)	(234,569)
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,698	(11,819)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,988	78,807
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 71,686	$ 66,988

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Thrasher and Company, Inc. ("the Company") is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled approximately $45,300 and $49,700 for years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, the Company disposed of fully depreciated assets that had an original cost of $4,402.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2008 and 2007, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* ("SFAS 130"), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes
The Company is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out ("FIFO") method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings under operating lease agreements from a LLC in which the owner is a member. The Company is responsible for insurance, maintenance, and real estate taxes associated with the office facilities. For each of the years ended December 31, 2008 and 2007, the rent paid to related parties for the office building totaled $18,600. See Note 8.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2008	2007
Office equipment	$ 17,970	$ 20,384
Automobiles	86,171	86,171
	104,141	106,555
Accumulated depreciation	97,383	90,747
	$ 6,758	$ 15,808

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: **INVESTMENTS**

The table below provides detail of the investments:

December 31, 2008

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,063	$21,369	$ (4,804)	$16,565
American Funds Growth Fund A	447	12,172	(3,022)	9,150
		$33,541	$ (7,826)	$25,715

December 31, 2007

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,055	$20,508	$ (2,034)	$18,474
American Funds Growth Fund A	442	12,069	2,949	15,018
		$32,577	$ 915	$33,492

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques as follows:

Level 1 - These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded mutual funds.

Level 2 - These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

NOTE 5: INVESTMENTS – CONTINUED

Level 3 - These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Available-for-sale securities			
Exchange traded mutual funds	$ 25,715	$ -	$ -

NOTE 6: SIPC ASSESSMENT

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for each of the years ended December 31, 2008 and 2007.

NOTE 7: RETIREMENT PLAN

The Corporation adopted a SIMPLE IRA plan for all employees who meet the eligibility requirements. The Corporation made contributions in the amount of $4,735 and $3,466 for the years ending December 31, 2008 and 2007, respectively.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2008:

2009	$ 18,600
2010	18,600
2011	18,600

NOTE 9: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $(8,741) and $261, respectively, for the years ended December 31, 2008 and 2007.

NOTE 10: NET CAPITAL

There are no differences between net capital as computed in Thrasher and Company, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2008, and the net capital as computed on Page 13.

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Company, Inc.** as of and for the year ended December 31, 2008 and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Co. PLC
BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 23, 2009

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total Ownership Equity from Balance Sheet		$ 108,037
Total ownership equity qualified for net capital		108,037
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		
Accounts receivable – commissions	$ (11,604)	
Property and equipment, net	(6,758)	
		(18,362)
Net Capital Before Haircut on Securities Positions		89,675
Haircuts on securities:		
15% haircut on growth funds	(1,373)	
7% haircut on growth funds	(1,160)	
		(2,533)
Net Capital		$ 87,142

There were no material differences between the computation of net capital under rule 15c3-1 included in this report and the computation included in the Company's corresponding unaudited Form X-17A-05, Part II.

See Independent Auditors' Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of Liabilities from statement of financial condition)	$ 515	
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$ 5,000	
Net capital requirement (greater of the two listed above)		$ 5,000
Excess net capital (net capital from above less net capital requirement)		$ 82,142
Excess net capital at 1000% (net capital from above less 10% total aggregate indebtedness)		$ 86,369

Computation of Aggregate Indebtedness

Liabilities from statement of financial condition	$ 7,726
Percentage of aggregate indebtedness to net capital	9%

See Independent Auditors' Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Company, Inc.** ("the Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beall Barclay & Co. PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 23, 2009